ZI CORPORATION RESPONDS TO NUANCE’S LITIGATION PROCEEDINGS

CALGARY, AB, August 20, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) ("Zi" or the "Company") today announced that it received notice yesterday from Nuance Communications, Inc. ("Nuance") of a motion filed against Zi in the United States District Court, Northern District of California, San Francisco Division. The motion accuses Zi of violating a 2002 consent judgment which settled a patent litigation with Tegic Communications, Inc. ("Tegic") involving Zi’s eZiText software. Tegic was recently acquired by Nuance.

Milos Djokovic, President and CEO of Zi stated: "This motion for contempt is without merit. Providing this notice is clearly a tactic employed by Nuance in light of its failed proposal to acquire Zi last week at a low valuation. The timing of this motion is highly suspicious and is an unnecessary legal tactic by Nuance. We are disappointed that Nuance is resorting to these kinds of tactics to acquire Zi without recognizing its full value. We will vigorously defend ourselves in this litigation proceeding. We are examining all legal remedies available to us with respect to Nuance’s tactics."

Zi reported on August 15, 2008 that it has declined to enter into negotiations with Nuance for a cash offer for Zi shares at a price of US$0.80 per common share, after Zi’s board of directors concluded that such proposal did not recognize the full value of Zi.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties, including the merits of the Nuance litigation. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com